UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

04 August 2022

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Publication of 2022 Annual Report and Form 20-F

Following the release by Diageo plc (the "Company") on 28 July 2022 of the Company's preliminary results for the year ended 30 June 2022, the following documents have today been issued:

●      Annual Report for the year ended 30 June 2022; and
●      Annual Report for the year ended 30 June 2022 on Form 20-F which has been filed with the United States Securities and Exchange Commission.

The documents are available to view on the Company's website at www.diageo.com and the Annual Report for the year ended 30 June 2022 has been submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

The Annual Report for the year ended 30 June 2022, together with the Notice of Annual General Meeting 2022 and Form of Proxy/Letter of Direction for the Annual General Meeting will be made available to shareholders on 26 August 2022.

The Company will provide a hard copy of its Annual Report on Form 20-F (including the Company's audited financial statements) to its shareholders free of charge upon request. Requests should be directed to Diageo plc, Company Secretariat, 16 Great Marlborough Street, London, W1F 7HS or to The.Cosec@diageo.com.

James Edmunds
Deputy Company Secretary

4 August 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 04 August 2022

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary